UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                  Fairfield Communities, Inc.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, $.01 par value per share
           _________________________________________
                 (Title of Class of Securities)


                           304231301
          ___________________________________________
                         (CUSIP Number)



    James F. Mosier, Corporate Secretary and General Counsel
              Physicians Insurance Company of Ohio
                    13515 Yarmouth Drive, NW
                   Pickerington, Ohio  43147
                         (614) 864-7100
_________________________________________________________________
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         June 23, 1995
_________________________________________________________________
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  _____


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Physicians Insurance Company of Ohio
          31-0889180

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                         (a)   X

                                                         (b) ____

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

               Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           1,913,726 shares
8.  SHARED VOTING POWER:         None
9.  SOLE DISPOSITIVE POWER:      1,913,726 shares
10. SHARED DISPOSITIVE POWER:    None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,913,726 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                              ____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          19.2%

14.  TYPE OF REPORTING PERSON*:

          IC

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          American Physicians Life Insurance Company
          31-0935772

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                         (a)   X

                                                         (b) ____

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

               Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:           235,000 shares
8.  SHARED VOTING POWER:         None
9.  SOLE DISPOSITIVE POWER:      235,000 shares
10. SHARED DISPOSITIVE POWER:    None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          235,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                              ____


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          2.4%

14.  TYPE OF REPORTING PERSON*:

          IC

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

          This Amendment No. 2 to the Schedule 13D (the
"Schedule 13D") filed by the reporting person Physicians
Insurance Company of Ohio ("PICO") on March 24, 1994 with the Securities and Exchange Commission (the "SEC") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Fairfield Communities, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2800 Cantrell Road, Little Rock, Arkansas 72202. This Amendment No. 2 amends certain information set forth in the Schedule 13D, as amended by Amendment No. 1 filed by PICO on February 9, 1995.


Item 2.  Identity and Background.

          The persons filing this Amendment No. 2 are PICO and American Physicians Life Insurance Company ("APLIC").

          PICO is an Ohio corporation. Its principal business is selling professional liability insurance to physicians in the State of Ohio. PICO's business address is 13515 Yarmouth Drive,
N.W., Pickerington, Ohio  43147.

          APLIC is an Ohio corporation which is a majority-owned subsidiary of PICO. APLIC's principal business is selling life and health insurance. APLIC's business address is 13515 Yarmouth
Drive, N.W., Pickerington, Ohio  43147.

          During the last five years, neither PICO nor APLIC has been convicted in a criminal proceeding.

          During the last five years, neither PICO nor APLIC was a party to a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          On June 23, 1995, APLIC purchased the 235,000 shares of Common Stock of the Issuer reported herein with generally available funds from working capital. No part of these funds was borrowed. The total purchase price amounted to $1,245,500.

Item 4.  Purpose of Transaction.

          APLIC acquired the 235,000 shares of Common Stock of the Issuer reported herein as an investment. APLIC believes that the Common Stock of the Issuer has the potential for appreciation in price.

Item 5.  Interest in Securities of the Issuer.

          (a)(b) As of the date of this Amendment No. 2, PICO and APLIC directly owned beneficially 1,678,726 and 235,000 shares of the Issuer's Common Stock, respectively. Based on 9,964,915 shares of the Issuer's Common Stock reported as outstanding as of May 1, 1995 in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, as of the date of this Amendment No. 2, PICO and APLIC directly owned beneficially approximately 16.8% and 2.4% of the Issuer's Common Stock, respectively. By virtue of its ownership of approximately 97% of the outstanding shares and voting power of APLIC, PICO may also be deemed to indirectly beneficially own the 235,000 shares of the Issuer's Common Stock (or 2.4% of the Issuer's Common Stock) reported herein as beneficially owned by APLIC. As a result, PICO may be deemed to have sole voting and investment power with respect to the 1,913,726 shares of the Issuer's Common Stock reported herein as beneficially owned by PICO, including the 235,000 shares directly beneficially owned by APLIC with respect to which PICO may be deemed to have indirect voting and investment power. APLIC also may be deemed to have sole voting and investment power with respect to those 235,000 shares.

     (c)  On June 23, 1995, APLIC acquired 235,000 shares of
Common Stock of the Issuer in an open market transaction. The purchase price was $5.30 per share.

          (d)  See Items 5(a) and 5(b) above.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Items 5(a) and 5(b) above.

Item 7.  Material to be Filed as Exhibits:

               Exhibit A -    Joint Filing Agreement, dated
               August ___, 1995, between Physicians Insurance
               Company of Ohio and American Physicians Life
               Insurance Company.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August ___, 1995             PHYSICIANS INSURANCE COMPANY OF OHIO


                              By: /s/ James F. Mosier
                                 James F. Mosier,
                                 General Counsel and Secretary


                              AMERICAN PHYSICIANS LIFE INSURANCE COMPANY


                              By: /s/ James F. Mosier
                                 James F. Mosier,
                                 General Counsel and Secretary